

Mail Stop 6010

March 28, 2008

Mr. Patrick D. Campbell
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

   Re: 3M Company
     Form 10-K for the Year Ended December 31, 2007
     File No. 001-03285

Dear Mr. Campbell:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

1.   You disclose on pages 27-28, 86, and elsewhere on your Form 10-K that you have
        operations in the Asia Pacific, the Middle East, Africa, and Latin America, among other
        regions of the world. Also, it appears from several pull-down menus on your website that
        nationals of Cuba, Iran, North Korea, Sudan, and/or Syria may contact you to request
        information on your products and services, obtain product samples, and download and
        register software.

        Your filing, however, does not include any specific information regarding business
        contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries that are identified by
        the U.S. State Department as state sponsors of terrorism, and are subject to U.S.
        economic sanctions and export controls. Please describe to us the nature and extent of
        your past, current, and anticipated contacts with the referred countries, if any, whether
        through direct or indirect arrangements. Your response should describe in reasonable
        detail any products, services, and technology you have provided into those countries, and
        any agreements, commercial arrangements, or other contacts with the governments of
        those countries or entities controlled by them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Financial Condition and Liquidity, page 30

2.   We note from footnote 9 to your financial statements that a significant portion of your
        marketable securities were held in "asset-backed securities" and "auction rate securities."
        In your future filings, as applicable, please clearly discuss the nature of the material
        aspects of those securities as necessary to provide your investors with a clearer
        understanding of your balance sheet items. For example, as appropriate, identify the
        nature of the asset-backed and auction-rate securities that you hold, disclose the credit
        ratings of those securities, discuss the factors that may affect the value or liquidity of
        those securities and disclose how the interest rates on those investments are determined.
        Also, if those securities are reasonably likely to affect your financial condition in a
        material way, please expand your discussion and analysis in applicable future filings to
        provide your investors with information necessary for a clear understanding of the trend
        or uncertainty. Refer to Item 303(a) of Regulation S-K. Also add any appropriate
        disclosure required by Item 305 of Regulation S-K.

3.   In your future filings, as applicable, revise the "Critical Accounting Policies" section of
        "Management's Discussion and Analysis" to discuss the material accounting estimates
        and assumptions you make in valuing the asset-backed and auction rate securities that
        you hold. Describe the process by which you determine the value of those securities, the
        levels of judgment involved and the susceptibility of the resulting value to changes in
        your estimates and assumptions.

Item 8. Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 44

Note 1. Significant Accounting Policies, page 44

Revenue (sales) recognition, page 45

4.   We note that you record estimated reductions to revenue for customer and distributor incentives, such as rebates, at the time of the initial sale. Please revise future filings to disclose more specifically the types of incentives that you offer customers and distributors.

Note 11. Pension and Postretirement Benefit Plans, page 65

5.   We note your disclosure on page 69 that the assumption for expected return on plan assets was 8.75% in 2007, but that you are lowering the 2008 expected return on plan assets for its U.S. pension plan by .25 percentage points to 8.50%. Please address the following:

- Clarify to us the measurement date for your pension plan assets and liabilities for 2007. In this regard, please also confirm that this is the date that you determined the primary assumptions to be used in valuing your pension assets and liabilities.
- Explain to us the factors that led you to reduce the expected return on plan assets for 2008 and when you made this determination.
- Tell us why you concluded that the reduction should be effective for 2008 rather than as of December 31, 2007.

Note 13. Commitments and Contingencies, page 73

– Respirator Mask / Asbestos Liabilities and Insurance Receivables, page 79

6.   We note that as of December 31, 2007, you have recorded a $332 million contingent asset relating to receivables for insurance recoveries related to the respirator mask / asbestos litigation. We further note your disclosures regarding the declaratory judgment action filed on behalf of certain of your insurers in January 2007. Please tell us and revise future filings to disclose how much, if any, of the $332 million contingent insurance recovery receivables relate to claims where your insurance companies are disclaiming coverage.

Item 11. Executive Compensation, page 89

7.   We refer to comment 6 in our letter to you dated August 29, 2007 which noted the significant disparities in the amounts of compensation paid to your named executive

officers in 2006 and requested that you discuss and analyze the reasons for any similar compensation disparities in your future filings. Your response to that comment in your letter dated October 26, 2007 indicated that a significant portion of the difference between your chief executive officer's compensation and the amounts of compensation paid to your other named executive officers in 2006 was due, in part, to "one-time and non-recurring items." We continue to note, however, that significant differences in the amounts of compensation paid to your named executive officers continued to exist in 2007, yet your "Compensation Discussion and Analysis" does not appear to address those differences. As one example, we note the significant differences in the short-term incentive awards described on page 37 that were awarded to your named executive officers in 2007. Please tell us how you have addressed our prior comment in your 2008 proxy statement and confirm that your future filings, to the extent applicable, will provide a more detailed discussion of any significant disparities in the amounts of compensation paid to your named executive officers. Refer to Section II.B.I. of Commission Release No. 33-8732A.

8.   As a related matter, please tell us how you determined the year 2007 amounts disclosed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of your summary compensation table on page 41 of your 2008 proxy statement. In this regard, we note that the amounts indicated in the "Present Value of Accumulated Benefits" column in your 2008 Pension Benefits Table on page 49 for Messrs. Buckley, Campbell, Nozari and Palensky do not appear to differ from the similar disclosure on page 49 of your 2007 proxy statement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief